

Mail Stop 4720

October 8, 2015

Elizabeth Giddens
Senior Vice President, Deputy General Counsel & Secretary
Nationstar Mortgage Holdings Inc.
8950 Cypress Waters Blvd.
Coppell, Texas 75019

> **Re: Nationstar Mortgage Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response dated July 17, 2015**
> **File No. 001-35449**

Dear Ms. Giddens:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Michael Clampitt
>
> Michael Clampitt
> Senior Staff Attorney
> Office of Financial Services

cc.   Duane McLaughlin
       Cleary Gottlieb Steen & Hamilton LLP